UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18453H106

(CUSIP Number)

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

William A. Pope

c/o SunChase Investments LLC

5665 N. Scottsdale Road, Suite 135

Scottsdale, Arizona 85250

480-398-2626

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18453H106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,124,370
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,124,370
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,124,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons SunChase Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,334,052
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,334,052
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,334,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons William A. Pope
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,334,052(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,334,052(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,334,052(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Issuer”), owned by SunChase Investments LLC (“SunChase”) is also attributable to Mr. Pope as the sole member responsible for directing management of SunChase and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,077,798
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,077,798
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,077,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,077,798 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,077,798 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,077,798 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the shares of Common Stock of the Issuer owned by Verde Investments, Inc. (“Verde”) is also attributable to Mr. Garcia as the sole shareholder and director of Verde and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 482,914,158 shares of Common Stock outstanding as of August 3, 2023.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D is filed jointly by Mr. Moreno, SunChase, Mr. Pope, Verde and Mr. Garcia (together, the “Reporting Persons,” and each, a “Reporting Person”) with respect to the Issuer’s Common Stock, pursuant to their Joint Filing Agreement dated as of July 26, 2023 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 26, 2023, as subsequently amended on August 31, 2023 and September 28, 2023 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The responses to Item 5 hereof are incorporated herein by reference.

On September 27, 2023, Mr. Moreno purchased 750,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,139,987.02, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On September 27, 2023, Verde purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $752,450.00, including brokerage commissions. Funding for the purchases of the Common Stock was from Verde’s working capital.

On October 5, 2023, SunChase purchased 650,000 shares of Common Stock in open market transactions for an aggregate purchase price of $793,364.45, including brokerage commissions. Funding for the purchases of the Common Stock was from SunChase’s working capital.

On October 6, 2023, SunChase purchased 358,717 shares of Common Stock in open market transactions for an aggregate purchase price of $416,376.53, including brokerage commissions. Funding for the purchases of the Common Stock was from SunChase’s working capital.

On October 11, 2023, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $581.167.32, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On October 12, 2023, Mr. Moreno purchased 250,000 shares of Common Stock in open market transactions for an aggregate purchase price of $281,490.69, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On October 13, 2023, Mr. Moreno purchased 1,000,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,110,382.39, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On October 17, 2023, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $596,502.77, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

On October 19, 2023, Mr. Moreno purchased 500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $591,223.32, including brokerage commissions. Funding for the purchases of the Common Stock was from Mr. Moreno’s personal funds.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 3 is incorporated by reference in its entirety into this Item 5.

(c)

The transactions effected by the Reporting Persons in respect of the Issuer’s Common Stock since the most recent filing of the Reporting Persons on Original Schedule 13D are set forth on the following table. All purchases provided below were made by the Reporting Persons in open market transactions at prevailing markets prices.

Arturo R. Moreno

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	9/27/2023	250,000	$387,537.02	$1.54	$1.53 - $1.545
Purchase of Common Stock on Open Market	9/27/2023	500,000	$752,450.00	$1.4999	$1.485 - $1.50
Purchase of Common Stock on Open Market	10/11/2023	500,000	$581,167.32	$1.15	$1.13 - $1.165
Purchase of Common Stock on Open Market	10/12/2023	250,000	$281,490.69	$1.11	$1.105 - $1.145
Purchase of Common Stock on Open Market	10/13/2023	500,000	$546,473.68	$1.08	$1.07 - $1.11
Purchase of Common Stock on Open Market	10/13/2023	500,000	$563,908.71	$1.12	$1.095 - $1.135
Purchase of Common Stock on Open Market	10/17/2023	500,000	$596,502.77	$1.18	$1.15 - $1.20
Purchase of Common Stock on Open Market	10/19/2023	500,000	$591,223.32	$1.17	$1.125 - $1.21

SunChase Investments LLC

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	10/5/2023	650,000	$793,364.65	$1.221	$1.205 - $1.240
Purchase of Common Stock on Open Market	10/6/2023	358,717	$416,376.53	$1.161	$1.149 - $1.170

Verde Investments, Inc.

Nature of Transaction	Transaction Date	Number of Shares	Total Purchase Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	9/27/2023	500,000	$752,450.00	$1.4999	$1.485 - $1.50

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

Verde holds $29,950,000 in aggregate principal amount of the 2028 Notes.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 2023

VERDE INVESTMENTS, INC.

By:	/s/ Ernest C. Garcia II
Name: Ernest C. Garcia II
Title: President and Chief Executive Officer

ERNEST C. GARCIA II

By:	/s/ Ernest C. Garcia II
Name: Ernest C. Garcia II

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name: Arturo R. Moreno

SUNCHASE INVESTMENTS LLC

By:	/s/ William A. Pope
Name: William A. Pope
Title: President

WILLIAM A. POPE

By:	/s/ William A. Pope
Name: William Pope